[Letterhead of Sullivan & Cromwell LLP]

August 25, 2023

Via EDGAR

United States Securities and Exchange Commission,
     Division of Corporation Finance,
          Office of Manufacturing,
                100 F Street, N.E.,
                        Washington, D.C. 20549.

Attention:	Eiko Yaoita Pyles
Jean Yu
Erin Donahue
Geoff Kruczek

Re:	Next.e.GO B.V. Amendment No. 4 to Registration Statement on Form F-4 Filed August 10, 2023 File No. 333-270504

Ladies and Gentlemen:

On behalf of our client, Next.e.GO B.V. (the “Company”) we are filing today, via EDGAR, this letter and amendment no. 5 to the Registration Statement on Form F-4 (the “Amendment No. 5”) with the Securities and Exchange Commission (the “Commission”). The Company previously filed with the Commission a registration statement on March 13, 2023 (the “Registration Statement”), amendment no. 1 to the Registration Statement (the “Amendment No. 1”) on June 1, 2023, amendment no. 2 to the Registration Statement (the “Amendment No. 2”) on June 27, 2023, amendment no. 3 to the Registration Statement (the “Amendment No. 3”) on July 20, 2023 and amendment no. 4 to the Registration Statement (the “Amendment No. 4”) on August 10, 2023.

On behalf of the Company, we have set forth below the Company’s response to the staff of the Commission’s comments of August 22, 2023 with respect to the above referenced Amendment No. 4. The response and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. All page references in the responses set forth below refer to page numbers in the Amendment No. 5. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 5.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-2-

Amendment No. 4 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Transaction Accounting Adjustments
Adjustments (5) and (6), page 206

1.	We note your response to prior comment 5 but do not consider your revised disclosures to be fully responsive to our comment. The adjustment for pro forma interest expense should be calculated as if the related debt was outstanding as of the beginning of the period presented (i.e. January 1, 2022). In this regard, your adjustment for pro forma interest expense should be calculated for 12 months. Additionally, revise your footnote to include your calculation of pro forma interest expense and insurance premium to show how your arrived at the amount presented.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on pages 206 and 212 of the Amendment No. 5.

Liquidity and Capital Resources
Outlook, page 235

2.	Your disclosure states that e.GO’s management assumes going concern for the period up to and including June 2024 will likely be provided on the basis of the current planning. Please revise to state that your current liquidity and capital resources will allow you to operate for the next 12 months, if true. If your current liquidity and capital resources will not cover your operations for the next 12 months, please tell us how management considered the guidance in ASC 205-40-50 regarding evaluating conditions and events that may raise substantial doubt about e.GO’s ability to continue as a going concern and revise to include applicable disclosure, as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on page 241 of the Amendment No. 5.

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Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-3-

If you would like to discuss any aspect of this letter or the Registration Statement, please contact Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Ali Vezvaei, Next.e.GO B.V. Isabelle Freidheim, Athena Consumer Acquisition Corp. Joel Rubinstein, White & Case LLP Daniel Nussen, White & Case LLP